UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Marti Technologies, Inc. (f/k/a Galata Acquisition Corp.)
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

573134 103
(CUSIP Number)

Daniel Freifeld
c/o Farragut Square Global Master Fund, LP
2001 S Street NW, Suite 320
Washington, DC 20009
Telephone Number: (202) 866-0901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 21, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Farragut Square Global Master Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,111,809(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,111,809(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,111,809(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.30%(4)
14.	Type of Reporting Person (See Instructions) PN
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Includes 2,212,702 Class A Ordinary Shares and 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.
(3)	Excludes Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.
(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of October 11, 2023 (as reported on the Issuer’s Registration Statement filed with the SEC on October 27, 2023) plus 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.

1.	Names of Reporting Persons. Farragut Square Global GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,111,809 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,111,809 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,111,809 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.30%(4)
14.	Type of Reporting Person (See Instructions) OO
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Includes 2,212,702 Class A Ordinary Shares and 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.
(3)	Excludes Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.
(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of October 11, 2023 (as reported on the Issuer’s Registration Statement filed with the SEC on October 27, 2023) plus 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.

1.	Names of Reporting Persons. Callaway Farragut, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,111,809 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,111,809 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,111,809 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.30%(4)
14.	Type of Reporting Person (See Instructions) OO
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Includes 2,212,702 Class A Ordinary Shares and 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.
(3)	Excludes Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.
(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of October 11, 2023 (as reported on the Issuer’s Registration Statement filed with the SEC on October 27, 2023) plus 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.

1.	Names of Reporting Persons. Daniel Freifeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,111,809 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,111,809 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,111,809 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.30%(4)
14.	Type of Reporting Person (See Instructions) IN
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Includes 2,212,702 Class A Ordinary Shares and 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.
(3)	Excludes Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.
(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of October 11, 2023 (as reported on the Issuer’s Registration Statement filed with the SEC on October 27, 2023) plus 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed with the SEC on July 20, 2023 by Farragut Square Global Master Fund, LP, a Cayman Islands exempted limited partnership (“Farragut LP”), Farragut Square Global GP, LLC, a Delaware limited liability company (“Farragut GP”), Callaway Farragut, LLC, a Delaware limited liability company (“Callaway LLC”), and Daniel Freifeld (“Mr. Freifeld” and collectively with Farragut LP, Farragut GP and Callaway LLC, the “Reporting Persons”), with respect to Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Marti Technologies, Inc. (f/k/a Galata Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”) (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On November 21, 2023, the Sponsor distributed all of the Class A Ordinary Shares and all of the warrants to purchase Class A Ordinary Shares (the “Warrants”) held by the Sponsor to its members, including 2,211,702 Class A Ordinary Shares and 4,898,607 Warrants that were distributed to Farragut LP, pursuant to a liquidating distribution, and certain transferees as stock-based compensation for past service to the board of directors of the Issuer for no monetary consideration. Such Class A Ordinary Shares and Warrants were distributed to the Sponsor’s members (including Farragut LP) on a pro rata basis for no consideration. As a result of such distribution, the Reporting Persons ceased to beneficially own Class A Ordinary Shares previously held by, and Class A Ordinary Shares underlying Warrants previously held by, the Sponsor that were distributed to its members other than Farragut LP.

Item 5	Interest in Securities of the Issuer
Items 5(a), (b), (c) and (e) of the Schedule 13D is hereby amended and restated in their entirety by adding the following:
(a)
The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons is based on 48,574,596 Class A Ordinary Shares outstanding as of October 11, 2023 (as reported on the Issuer’s Registration Statement filed with the SEC on October 27, 2023), plus Class A Ordinary Shares underlying the Warrants held by Farragut LP, as is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include 2,212,702 Class A Ordinary Shares and 4,899,107 Class A Ordinary Shares underlying the Warrants held by Farragut LP.

(b)
The amounts of Class A Ordinary Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)
Except as set forth herein, including in Item 3 which is incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Ordinary Shares during the past 60 days.

(e)	As of November 21, 2023, the Sponsor ceased to beneficially own any Class A Ordinary Shares.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 22, 2023
Galata Acquisition Sponsor, LLC

By: Farragut Square Global Master Fund, LP, its managing member

By: Farragut Square Global GP, LLC, its general partner

By: Callaway Farragut, LLC, its managing member

By: /s/ Daniel Freifeld
Name: Daniel Freifeld
Title: Managing Member

Dated: November 22, 2023
Farragut Square Global Master Fund, LP

By: Farragut Square Global GP, LLC, its general partner

By: Callaway Farragut, LLC, its managing member

By: /s/ Daniel Freifeld
Name: Daniel Freifeld
Title: Managing Member

Dated: November 22, 2023	Farragut Square Global GP, LLC By: Callaway Farragut, LLC, its managing member By: /s/ Daniel Freifeld Name: Daniel Freifeld Title: Managing Member
Dated: November 22, 2023	Callaway Farragut, LLC By: /s/ Daniel Freifeld Name: Daniel Freifeld Title: Managing Member
Dated: November 22, 2023	Daniel Freifeld /s/ Daniel Freifeld